SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                         Advanced Nutraceuticals Inc/TX
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                                (Name of Issuer)

                         Common Stock, par value $0.01
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                         (Title of Class of Securities)

                                   000760Q201
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                                 (CUSIP Number)

                                  Adam Agron
                        Brownstein Hyatt & Farber, P.C.
                          410 17th Street. 22nd Floor
                             Denver, Colorado 80202
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   03/17/2006
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 000760Q201
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Jefferey McGonegal
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    PF
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(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
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(6) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        277,494 (1)

    (8) Shared voting power:
        1,371 (2)

    (9) Sole dispositive power:
        277,494 (1)

    (10) Shared dispositive power:
         1,371 (2)

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(11) Aggregate amount beneficially owned by each reporting person.

     278,865 (3)
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     5.9%
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(14) Type of reporting person (see instructions).

     IN
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(1) Includes 110,000 shares of common stock underlying options to purchase common stock that the reporting person has the right to acquire within 60 days of this Schedule 13D.

(2) Shares held by McGonegal Family Partnership. The reporting person is the General Partner of McGonegal Family Partnership.

(3) Includes 110,000 shares of common stock underlying options to purchase common stock that the reporting person has the right to acquire within 60 days of this Schedule 13D and 1,371 shares held by McGonegal Family Partnership. The reporting person is the General Partner of McGonegal Family Partnership.

Page 2 of 4 Pages

Item 1. Security and Issuer.

           Title and class of securities: Common Stock, par value $0.01 per share

           Issuer:  Advanced Nutraceuticals, Inc.

           Name and address of the principal executive office of the issuer:
           106 South University Blvd., Unit 14, Denver, Colorado 80209

Item 2. Identity and Background.

          (a) Name of reporting person:  Jeffrey McGonegal.


          (b) Address of reporting person: c/o Advanced Nutraceuticals, Inc., 106 South University Blvd., Unit 14, Denver, Colorado 80209

          (c) The reporting person is the Senior V.P. - Finance, Secretary of the issuer. The issuer's business address is 106 South University Blvd., Unit 14, Denver, Colorado 80209.

          (d) The reporting person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar midemeanors).

          (e) The reporting person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

           The reporting person paid the exercise price for 25,000 shares of the issuer's common stock by delivering 3,383 shares of the issuer's common stock to the issuer.

Item 4. Purpose of Transaction.

           The purpose of the acquisition of the common stock is investment. The Reporting Person currently has no plan or proposal which relates to or would result in:

           (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

           (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

           (c) a sale or transfer of a material amount of assets of the issuer or an of its subsidiaries;

           (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (e) any material change in the present capitalization or dividend policy of the issuer;

           (f) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

           (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

           (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (i) a class of securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

           (j) any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.

          (a) Amount beneficially owned: 278,865 shares of common stock, including 1,371 shares of common stock held by McGonegal Family Partnership, of which the reporting person in the General Partner and 110,000 shares of common stock underlying options to purchase common stock that that reporting person has the right to acquire within sixty days of this Schedule 13D.

              Percentage of the class:  5.9%.

          (b) The reporting person has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 277,494 shares of the issuer, including 110,000 shares of common stock underlying options to purchase common stock that the reporting person has the right to acquire within sixty days of this Schedule 13D. The reporting person has shared power to vote or direct the vote, or shared power to dispose or direct the disposition of 1,371 shares of common stock of the issuer held by McGonegal Family Partnership, of which the reporting person is the General Partner.

          (c) On March 17, 2006, the reporting person exercised options to purchase 25,000 shares of the issuer's common stock at $0.46 per share. The reporting person paid the exercise price for the 25,000 shares of the issuer's common stock by delivering 3,383 shares of the issuer's common stock to the issuer.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           None.

Item 7. Material to be Filed as Exhibits.

           None.

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 06/07/2006                      /s/ Jeffrey McGonegal
                                      Name:  Jeffrey McGonegal

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages